Filed by Markit Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: IHS Inc.

(Commission File No.: 001-32511)

Press Release

For Immediate Release

May 10th 2016

Markit reports first quarter 2016 financial results

London and New York – Markit Ltd. (Nasdaq: MRKT), a leading global provider of financial information services, today announced financial results under International Financial Reporting Standards (IFRS) for the first quarter ended March 31st 2016.

Financial highlights for first quarter 2016

—	Revenue increased by 6.0% to $287.8 million from first quarter 2015, or 7.8% on a constant currency basis

—	Organic revenue growth was 1.0% from first quarter 2015, driven by Information (+4.9%) and Solutions (+4.0%), partially offset by a 9.6% decrease in Processing

—	Acquired revenue growth was 6.8% from first quarter 2015, driven by Information (+4.1%), Processing (+4.6%) and Solutions (+12.5%)

—	Adjusted EBITDA margin was 43.3% while Adjusted diluted earnings per share was $0.35

“In the first quarter, Information produced solid operating results and we saw steady performance in Processing. Despite expected slower growth in Solutions this quarter, and challenging market conditions, our long term financial objectives for Markit’s businesses have not changed. We remain focused on helping our customers manage regulatory change and reduce costs while delivering strong results for our shareholders,” said Lance Uggla, chairman and chief executive officer of Markit.

“I am excited about our transformational merger with IHS, which will create a global information powerhouse with leading positions in energy, financial services and transportation, and will leverage leading edge technology to help our broad combined customer base improve decision making. I am confident that the enhanced growth potential of the combined company will lead to significant long term value creation. I want to thank all Markit and IHS employees for their dedication and commitment as we work toward closing, which is on track for the second half of 2016.”

Table 1: Selected Financial Information	For the three months ended March 31
($ millions except percentages and per share amounts)	2016	2015	YoY
Revenue	287.8	271.5	6.0%
Operating expenses	(160.5)	(146.8)	9.3%
Adjusted EBITDA (1)	123.7	120.7	2.5%
Adjusted EBITDA margin (2)	43.3%	44.8%	(1.5)%
Adjusted Earnings (1)	64.3	68.5	(6.1)%
Adjusted earnings per share, diluted (3)	0.35	0.36	(2.8)%
Weighted average number of shares used to compute earnings per share, diluted	186.1	191.7	(2.9)%
(1)	See “Reconciliation to Non-IFRS financial measures” for definitions of Adjusted EBITDA and Adjusted Earnings, which are Non-IFRS financial measures, and for reconciliations to their most directly comparable IFRS financial measures.
(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.
(3)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares used to compute earnings per share, diluted. See the Consolidated Income Statement (unaudited) for the weighted average number of shares used to compute earnings per share, diluted for each period.

Markit Ltd.

Press release

First quarter 2016 results

Revenue

Revenue increased by $16.3 million, or 6.0%, to $287.8 million for the three months ended March 31, 2016, from $271.5 million for the three months ended March 31, 2015. On a constant currency basis, our revenue growth was 7.8%.

Organic revenue growth was $2.7 million, or 1.0%. This was driven by new business wins across our Solutions and Information segments, and increased customer assets under management in products benchmarked to our indices. This was offset by a decrease in our Processing segment mainly as a result of previously announced price reductions in our derivatives processing product and lower primary loan issuance volumes in our loans processing product.

Acquisitions contributed $18.4 million, or 6.8%, to revenue growth. In our Solutions segment, Information Mosaic was acquired in July 2015. In our Processing segment, DealHub was acquired in September 2015, and in our Information and Solutions segments, CoreOne was acquired in October 2015.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $4.8 million, or 1.8%. Our revenue currency exposure for the three months ended March 31, 2016 was 73.2% in US dollars, 21.6% in British pounds and 5.2% in other currencies.

Operating expenses

Operating expenses increased by $13.7 million, or 9.3%, to $160.5 million for the three months ended March 31, 2016, from $146.8 million for the three months ended March 31, 2015. This increase was due to increases in personnel costs and acquisitions.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $123.7 million for the three months ended March 31, 2016 increased by $3.0 million, or 2.5%, from $120.7 million for the three months ended March 31, 2015. This increase was driven by the Information and Solutions segments, partially offset by a decrease in the Processing segment and reflects the operating performance as described above. Adjusted EBITDA includes a $3.0 million loss in the three months ended March 31, 2016 associated with our share of the KYC joint venture, which is included in our Solutions segment. The loss associated with our share of the KYC joint venture in the three months ended March 31, 2015 was $3.3 million.

Adjusted EBITDA margin decreased to 43.3% for the three months ended March 31, 2016, compared to 44.8% for the three months ended March 31, 2015, largely as a result of reduced revenue in the Processing segment, and the dilutive impact of acquisitions completed in 2015.

Adjusted earnings and Adjusted earnings per share, diluted

Adjusted earnings for the three months ended March 31, 2016, decreased $4.2 million, or 6.1%, to $64.3 million from $68.5 million for the three months ended March 31, 2015. This reflects an increase in the depreciation and amortisation charge and interest expense for the period. Net finance costs increased by $4.5 million compared to the prior year, primarily due to the November 2015 issuance of $500.0 million in senior unsecured notes.

Adjusted earnings per share, diluted for the three months ended March 31, 2016 was $0.35 compared to $0.36 for the three months ended March 31, 2015.

Table 2: Revenue growth composition by segment

For the three months ended March 31, 2016
(in percentages)	Organic	Acquisition related	Foreign currency	Total revenue growth
Information	4.9%	4.1%	(1.6)%	7.4%
Processing	(9.6)%	4.6%	(2.6)%	(7.6)%
Solutions	4.0%	12.5%	(1.5)%	15.0%
Total	1.0%	6.8%	(1.8)%	6.0%

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Table 3: Segmental analysis

	For the three months ended March 31,
($ in millions, except percent)	2016	2015
Information	129.5	120.6
Processing	62.3	67.4
Solutions	96.0	83.5
Total revenue	287.8	271.5
Information	63.2	58.2
Processing	31.7	35.4
Solutions	29.4	27.8
Non-controlling interest	(0.6)	(0.7)
Total Adjusted EBITDA	123.7	120.7
Information	48.8%	48.3%
Processing	50.9%	52.5%
Solutions	30.6%	33.3%
Total Adjusted EBITDA margin(2)	43.3%	44.8%

(1)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

First quarter 2016 segment results

Information

Revenue in our Information segment increased by $8.9 million, or 7.4%, to $129.5 million for the three months ended March 31, 2016, compared to $120.6 million for the three months ended March 31, 2015. Organic revenue growth was 4.9%. Acquired revenue growth was 4.1%, driven by the acquisition of CoreOne in October 2015, which is reported across the Information and Solutions segments. Adverse movements in exchange rates period-over-period offset this growth, reducing Information revenue growth by 1.6%.

Organic revenue growth was largely driven by new business wins within the Pricing and Reference Data and Indices sub-divisions, as well as increased customer assets under management in products benchmarked to our indices.

Processing

Revenue in our Processing segment decreased by $5.1 million, or 7.6%, to $62.3 million for the three months ended March 31, 2016, from $67.4 million for the three months ended March 31, 2015. Organic revenues decreased 9.6%. Adverse movements in exchange rates period-over-period contributed 2.6% of the decrease in revenue. Partially offsetting this was the acquisition of DealHub in September 2015, which contributed an increase of 4.6% to Processing revenue.

The decrease in organic revenue reflects reduced revenue in our derivatives processing product due to price reductions introduced on April 1, 2015 and slightly lower volumes in the credit and rates asset classes. In addition, we saw lower revenues in our loans processing product associated with reduced primary loan issuance volumes period over period.

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Press release

Solutions

Revenue in our Solutions segment increased by $12.5 million, or 15.0%, to $96.0 million for the three months ended March 31, 2016, from $83.5 million for the three months ended March 31, 2015. Organic revenue growth was 4.0%. Acquired revenue growth was 12.5%, driven by the acquisitions of Information Mosaic and CoreOne in July 2015 and October 2015, respectively. Adverse movements in exchange rates period-over-period reduced Solutions revenue by 1.5%.

Organic revenue growth was driven by new business wins particularly in our Managed Services sub-division, partially offset by the timing of some large one-off software licence revenues recognised in Enterprise Software in the prior year. Additionally, lower relative growth rates in loan assets under management impacted revenue growth in Managed Services.

Webcast and conference call information

Markit’s management will host a conference call at 8.30am EST today to review and discuss the company’s results. The live audio webcast, press release and accompanying financial information can be accessed on Markit’s investor relations website: http://www.markit.com/Company/Investors-Events-And-Presentations or by dialling +1 888 771 4371 (US toll free) or +1 847 585 4405 (outside US). The conference ID for the call is 42272557. A replay of the webcast will be available through the above link following the conference call.

Note on IFRS reporting standards

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We have made rounding adjustments to some of the figures included in this press release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Use of non-IFRS financial measures

Non-IFRS results are presented only as a supplement to our financial statements based on IFRS. Non-IFRS financial information is provided to enhance understanding of our financial performance, but none of these non-IFRS financial measures are recognised terms under IFRS and non-IFRS measures should not be considered in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS. Definitions and reconciliations of non-IFRS measures to the most directly comparable IFRS measures are provided within the schedules attached to this release.

We use non-IFRS measures in our operational and financial decision making, as we believe that it is useful to exclude certain items in order to focus on what we regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-IFRS measures which are also used to prepare strategic plans and annual budgets and review management compensation. We also believe that investors may find non-IFRS financial measures useful for the same reasons, although investors are cautioned that non-IFRS financial measures are not a substitute for IFRS disclosures.

Non-IFRS measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present non-IFRS measures when reporting their results. Non-IFRS measures have limitations as an analytical tool. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Non-IFRS measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Markit expects, believes or anticipates will or may occur in the future are forward-looking statements. Markit’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect its businesses and operations. Although Markit believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to Markit. When used in this press release, the words “anticipate,” “believe,” “could,” “intend,” “expect,” “estimate,” “should,” “plan,” “will” or other similar words are intended to identify forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Markit, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Further information on such assumptions, risks and uncertainties is available in Markit’s filings with the US Securities and Exchange Commission, including its annual report on Form 20-F. Markit undertakes no obligation and does not intend to update or correct these forward-looking statements to reflect events or circumstances occurring after the date of this press release, except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Media enquiries, please contact: Ed Canaday Telephone: +1 646 679 3031 Email: ed.canaday@markit.com	Investor enquiries, please contact: Matthew Kolby Telephone: +1 646 679 3140 Email: matthew.kolby@markit.com James Arestia Telephone: +1 646 679 3230 Email: james.arestia@markit.com

Notes to Editors

About Markit

Markit is a leading global provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 4,200 people in 13 countries. Markit shares are listed on Nasdaq under the symbol MRKT. For more information, please see www.markit.com.

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Press release

Markit Ltd.

Consolidated income statement (unaudited)

	Three months ended March 31, 2016 $’m	Three months ended March 31, 2015 $’m

Revenue	287.8	271.5

Operating expenses	(160.5)	(146.8)
Exceptional items	(9.5)	(1.4)
Acquisition related items	(1.6)	-
Amortisation - acquisition related	(18.9)	(14.4)
Depreciation and amortisation - other	(27.9)	(24.9)
Share based compensation and related items	(24.1)	(9.9)
Other gains/(losses) - net	0.9	7.9
Operating profit	46.2	82.0

Finance costs - net	(8.6)	(4.1)
Share of results from joint venture	(2.4)	(2.6)
Profit before income tax	35.2	75.3

Income tax expense	(10.5)	(20.8)
Profit for the period	24.7	54.5

Profit attributable to:
Owners of the parent	24.9	54.8
Non-controlling interests	(0.2)	(0.3)
	24.7	54.5
	$	$
Earnings per share, basic	0.14	0.30
Earnings per share, diluted	0.13	0.29

There were no discontinued operations for either period presented.

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Press release

Consolidated Balance Sheet (Unaudited)

	March 31, 2016 $’m	December 31, 2015 $’m
Assets
Non-current assets
Property, plant and equipment	46.4	49.6
Intangible assets	3,066.5	3,076.8
Deferred income tax assets	2.8	2.3
Derivative financial instruments	0.3	0.5
Investment in joint venture	10.1	12.5
Available-for-sale financial assets	2.8	1.1
Total non-current assets	3,128.9	3,142.8

Current assets
Trade and other receivables	275.7	272.5
Derivative financial instruments	6.9	3.9
Current income tax receivables	0.7	3.1
Cash and cash equivalents	89.7	146.0
Total current assets	373.0	425.5

Total assets	3,501.9	3,568.3

Equity
Capital and reserves
Common shares	1.8	1.7
Share premium	212.6	177.2
Other reserves	(178.3)	(170.0)
Retained earnings	2,128.6	2,067.4
Equity attributable to owners of the parent	2,164.7	2,076.3
Non-controlling interests	36.0	36.2
Total equity	2,200.7	2,112.5

Liabilities
Non-current liabilities
Borrowings	656.6	737.6
Trade and other payables	163.1	157.2
Derivative financial instruments	0.4	0.1
Deferred income tax liabilities	8.0	22.9
Total non-current liabilities	828.1	917.8

Current liabilities
Borrowings	86.4	86.4
Trade and other payables	158.1	213.4
Deferred income	223.8	226.7
Current income tax liabilities	3.4	9.9
Derivative financial instruments	1.4	1.6
Total current liabilities	473.1	538.0

Total liabilities	1,301.2	1,455.8

Total equity and liabilities	3,501.9	3,568.3

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Consolidated Statement Of Cash Flows (Unaudited)

	Three months ended March 31, 2016 $’m	Three months ended March 31, 2015 $’m
Profit before income tax	35.2	75.3
Adjustment for:
Amortisation - acquisition related	18.9	14.4
Depreciation and amortisation - other	27.9	24.9
Fair value gains on derivative financial instruments	(0.7)	(0.1)
Fair value loss on contingent consideration	0.1	-
Share based compensation	13.2	9.1
Finance costs – net	8.6	4.1
Share of results from joint venture	2.4	2.6
Foreign exchange losses/(gains) and other non-cash charges/(income) in operating activities	0.9	(0.9)
Changes in working capital:
(Increase) /decrease in trade and other receivables	(5.0)	2.5
Decrease in trade and other payables	(39.6)	(56.3)
Cash generated from operations	61.9	75.6

Cash flows from operating activities
Cash generated from operations	61.9	75.6
Interest paid	(1.7)	(1.6)
Income tax paid	(5.8)	(13.1)
Net cash generated from operating activities	54.4	60.9

Cash flows from investing activities
Acquisition of businesses, net of cash acquired	(22.2)	-
Purchases of property, plant and equipment	(2.8)	(5.8)
Purchases of intangible assets	(37.4)	(34.1)
Investment in joint venture	-	(7.6)
Investment in available-for-sale financial assets	(1.7)	-
Net cash used in investing activities	(64.1)	(47.5)

Cash flows from financing activities
Proceeds from issuance of common shares	35.8	79.9
Payments for shares bought back	(22.2)	(22.0)
Repayments of borrowings	(60.1)	(103.0)
Net cash generated used in financing activities	(46.5)	(45.1)

Net decrease in cash and cash equivalents	(56.2)	(31.7)

Cash and cash equivalents at beginning of period	146.0	117.7
Net decrease in cash and cash equivalents	(56.2)	(31.7)
Exchange losses on cash and cash equivalents	(0.1)	(1.6)
Cash and cash equivalents at end of period	89.7	84.4

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Press release

Reconciliation to Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended March 31
($ in millions)	2016	2015
Profit for the period	24.7	54.5
Income tax expense	10.5	20.8
Finance costs – net	8.6	4.1
Depreciation and amortisation – other	27.9	24.9
Amortisation – acquisition related	18.9	14.4
Acquisition related items	1.6	-
Exceptional items	9.5	1.4
Share based compensation and related items	24.1	9.9
Other (gains) / losses – net	(0.9)	(7.9)
Share of results from joint venture not attributable to Adjusted EBITDA	(0.6)	(0.7)
Adjusted EBITDA attributable to non-controlling interests	(0.6)	(0.7)
Adjusted EBITDA	123.7	120.7

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Reconciliation to Non-IFRS Financial Measures

Adjusted Earnings and adjusted earnings per share, diluted:

Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests.

In addition we use Adjusted Earnings for the purposes of calculating diluted Adjusted Earnings per share.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended March 31
($ in millions)	2016	2015
Profit for the period	24.7	54.5
Amortisation – acquisition related	18.9	14.4
Acquisition related items	1.6	-
Exceptional items	9.5	1.4
Share based compensation and related items	24.1	9.9
Other (gains) / losses – net	(0.9)	(7.9)
Unwind of discount (1)	1.9	2.5
Tax effect of above adjustments	(14.9)	(5.6)
Adjusted Earnings attributable to non-controlling interests	(0.6)	(0.7)
Adjusted Earnings	64.3	68.5

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

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Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Markit has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS and Markit ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS 15 Inverness Way East Englewood, CO 80112 Attention: Investor Relations +1 303-397-2969	Markit 4th Floor, Ropemaker Place, 25 Ropemaker St., London England EC2 9LY Attention: Investor Relations: +44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 28, 2016, which are filed with the SEC. A more complete description is available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.